NO ACT

DC
P.E.
2-5-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024859

Received SEC

FEB 12 2008

Washington, DC 20549

February 12, 2008

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2008

Re: Nicor Inc.
Incoming letter dated February 5, 2008

Dear Mr. Chevedden:

This is in response to your letter dated February 5, 2008 concerning the shareholder proposal submitted to Nicor by Nick Rossi. On January 28, 2008, we issued our response expressing our informal view that Nicor could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

cc: Richard S. Meller
Latham & Watkins LLP
Sears Tower, Suite 5800
233 S. Wacker Dr.
Chicago, IL 60606

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL
MF

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 5, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Nicor Inc. (GAS)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Nick Rossi

Ladies and Gentlemen:

This is a further response to the company December 18, 2007 no action request by Latham & Watkins and the first response to the company January 9, 2008 supplement by Latham & Watkins. The January 9, 2008 supplement was not received from the company nor from Latham & Watkins. The January 9, 2008 supplement was only received directly from the staff on February 1, 2008.

Additionally the revised version of the December 18, 2007 no action request was only received directly from the staff on February 1, 2008 – more than 40-days late die the company's fault.

The company January 9, 2008 letter acknowledges a hold-out 2/3rds supermajority provision that remains in place regardless of the voting at the 2008 annual meeting. This resolution does not request that the company restrict its adoption of simple majority voting to "shareholders voting as a single class." Thus the company will continue to have at least one hold-out provision for supermajority voting and thus not implement the proposal "to fully adopt simple majority vote requirements in our Charter and By-laws."

The company argues that its failure to remove the 2/3rds supermajority provision "does not rise to the level of failure to substantially implement the 2008 Proposal." However this statement is unsupported by any reasoning or methodology and the company does not even discuss whether this is a close or a comfortable "failure" to "fully adopt simple majority vote requirements in our Charter and By-laws."

If the company sincerely thinks there will be confusion the company can simply state in its proxy that the company proposal addresses some of the supermajority voting provisions and the shareholder proposal addresses all the supermajority voting provisions.

Both Alaska Air (March 13, 2001) and the company have acknowledged at least one hold-out super majority voting provision regardless of the voting at the annual meeting.

The company is vague on whether there are additional hold-outs to supermajority beyond Article Five in regard to "shareholders voting as a single class."

Incredulously the company states that it will not even disclose whether it will recommend a yes vote for its proposal which will require 80% approval of all sharers outstanding.

This continues with the December 29, 2007 shareholder letter text with minor revisions:
This responds to the company December 18, 2007 no action request regarding the following rule 14a-8 proposal (bold added):

> RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, **to fully adopt simple majority vote requirements in our Charter and By-laws.**

Although the above text states "**to fully adopt simple majority vote requirements** in our Charter and By-laws" the company acknowledges that there will be at least one hold-out – supermajority will continue to apply to Article Five.

The company is vague on whether there are additional hold-outs to supermajority beyond Article Five in regard to "shareholders voting as a single class." Thus the no action request is at least incomplete. Furthermore the company does not state whether or not it will recommend a yes-vote for its limited proposal – yet the company incredulously claims to now be exhausted in the action it can take.

The company incredulously argues that this rule 14a-8 proposal conflicts with the company proposal because this rule 14a-8 proposal could expose the company as not fully implementing the rule 14a-8 proposal – which the company has already admitted to (for supposedly a good, but not fully explained reason).

This proposal would not conflict with the company proposal. It would simply give shareholders the option to exceed or lessen their 66%-suport for fully adopting this topic and to also vote in favor of the company proposal because the company proposal is at least progress in the direction of the rule 14a-8 proposal.

The company's limited response to this proposal also puts the shareholders in the position of potentially having to address this very topic again in a 2009 rule 14a-8 proposal to complete the incomplete work the company is now doing. Full implementation is particularly important because Nicor shareholders gave 66%-support to the full version of the rule 14a-8 proposal topic in 2007.

The company position is also counter to this response to an Alaska Air Group, Inc. no action request which did not exclude a shareholder proposal and a company proposal on the same general topic of simple majority vote:

> Alaska Air Group, Inc. (March 13, 2001)
> "We are unable to conclude that Alaska Air Group has met its burden of establishing that the proposal directly conflicts with one of Alaska Air Group's own proposals to be submitted to shareholders at the same meeting. Accordingly, we do not believe that Alaska Air Group may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9)."

For these reasons, and the December 29, 2007 reasons, it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Paul C. Gracey, Jr. <pgracey@nicor.com>
Corporate Secretary

END